ORBITAL CORPORATION LIMITED ABN 32 009 344 058	4 WHIPPLE STREET BALCATTA WA 6021 AUSTRALIA TELEPHONE: +61 8 9441 2311 FACSIMILE: +61 8 9441 2133 http://www.orbitalcorp.com.au
ASX Code: OEC
FOR IMMEDIATE RELEASE: 14 September 2010	OTCBB Code: OBTMY

PROPOSAL FOR SHARE CONSOLIDATION

Orbital Corporation Limited (Orbital) wishes to advise that the company is planning a share consolidation of ten existing shares for one new share, subject to shareholder approval.

Orbital currently has approximately 482 million shares on issue, which is relatively large for a Company of Orbital’s size with a market capitalisation of approximately $14 million (based on 3.0 cents per share as at 14 September 2010).

The Directors believe that the proposed consolidation of the Company’s shares, in the ratio of ten current shares consolidated to one new share, will create a more efficient capital structure and share price for a listed entity of Orbital’s size and market capitalisation.

Orbital will seek shareholder approval at the Annual General Meeting of Shareholders (AGM) scheduled for 28 October 2010 to consolidate the Company’s shares on issue.

If approved, a ten for one share consolidation would result in Orbital having approximately 48 million shares on issue.

-Ends-

CONTACTS	Mr. Terry Stinson Chief Executive Officer Mr. Keith Halliwell Chief Financial Officer Tel: +61 8 9441 2311 Email Info@orbitalcorp.com.au Website www.orbitalcorp.com.au

About Orbital

Orbital is an international developer of engine and related technologies, providing research, design and development services for the worlds producers of powertrains and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbital's principal operations in Perth, Western Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and powertrains. Orbital provides its customers with leading edge, world class, engineering expertise.  Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC) and the OTC Bulletin Board (OBTMY).

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